Exhibit 99.2

Vasogen Inc.
Management’s Discussion and Analysis

February 28, 2009

The following discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and the accompanying notes.  The unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, which, except as described in note 10, conform in all material respects with GAAP in the United States.  All amounts are expressed in Canadian dollars unless otherwise noted. Annual financial references are to our fiscal years, which end on November 30.  In this report, “the Company”, “we”, “us”, and “our” refer to Vasogen Inc. and its consolidated subsidiaries.  This document is current in all material respects as of April 9, 2009.

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements may include, without limitation, plans to consider a sale, merger, acquisition, or other alternatives resulting from our strategic review, statements regarding the status of development, or expenditures relating to the Celacade System or our VP series of drugs, including VP015 and VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs.  In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward looking statements. These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found below under the headings “Liquidity and Capital Resources,” “Risks and Uncertainties” and “Outlook,” and in the “Risk Factors” section of our Annual Information Form and Form 20-F, as well as in our later public filings.  The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Corporate Update

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To further reduce the rate at which we use our cash during our strategic review process, in February 2009 we further reduced our number of full-time employees to two.  As part of this restructuring, the employment of Chris Waddick, our President and CEO, was terminated effective February 28, 2009.  Mr. Waddick has agreed to fulfill the role of CEO, in a consulting capacity at substantially reduced compensation, to assist the Board in bringing closure to the ongoing strategic review process.

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Pursuant to our restructuring plan, our Board of Directors and Management has been actively involved in a process of screening, reviewing, and short-listing potential opportunities including the sale of the Company, or a merger or acquisition, and exploring the monetization of certain tangible and intangible assets. The process has also included a review of the potential out-licensing of assets, lapsing of patents and patent applications, asset divestiture, or liquidation of the Company. At this time, we have significantly narrowed down the number of third party proposals under consideration.  If a definitive agreement that the Board believes is in the best interest of our shareholders cannot be reached in the near future, the Board will consider the other alternatives that it has also been evaluating.  These alternatives include the potential to realize value from the monetization of certain intangible assets either alone or potentially in combination with a strategic transaction.  The Board will continue to assess the merits of these options relative to liquidating the Company and distributing the remaining cash to the shareholders.

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As at February 28, 2009, we had cash and cash equivalents of $7.3 million and had 22.5 million common shares issued and outstanding.  Other than our accounts payable and accrued liabilities, we do not have any debt.

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We sold a United States patent application and its related foreign counterparts for US$0.4 million. This device-based intellectual property has not been used to date in the Celacade System; however, we have retained rights to this technology for any potential use as it relates to our Celacade System.

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Subsequent to quarter end, on March 25, 2009, the NASDAQ Stock Market further suspended the enforcement of the Minimum Bid Price Rule requiring a minimum US$1.00 closing price until July 20, 2009.  Accordingly, the NASDAQ indicated that it will not take action to delist any security, including our common shares, for a violation of the minimum bid price rule during the suspension.

OVERVIEW

We are a company that was incorporated under the Business Corporations Act (Ontario) and was continued under the Canada Business Corporations Act by articles of continuance dated August 9, 1999. We have two wholly-owned subsidiaries: Vasogen, Corp., incorporated under the laws of Delaware, U.S.A., and Vasogen Ireland Limited, incorporated under the laws of the Republic of Ireland.  Historically, our focus has been on the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neuro-inflammatory disorders.  Currently, we are primarily focused on exploring other strategic opportunities including the sale of the Company, or a merger or acquisition, and exploring the monetization of certain tangible and intangible assets. This process has also included a review of the potential out-licensing of assets, asset divestiture, or liquidation of the Company.  Until our strategic options have been explored to the Board’s satisfaction, we do not plan to incur material expenditures to significantly advance our products.  Our shares currently trade on the NASDAQ Capital Market and Toronto Stock Exchange under the symbols VSGN and VAS, respectively.

OUR GOAL

Our goal is to identify and pursue strategic alternatives that have the potential to maximize shareholder value.

RESULTS OF OPERATIONS

We are a development-stage enterprise that has historically dedicated our cash resources mainly to research and development (“R&D”) activities.

Research and Development

The changes in R&D expenses, and their key components, for the three months ended February 28, 2009 and February 29, 2008 are reflected in the following table:

R&D expenses (in thousands of dollars, except percentages)	2009	2008	Increase/ (Decrease)

Celacade program costs:	$15	$1,732		$(1,717)

Preclinical costs	$0	$700	$	(700)

Intellectual property costs	$21	$299	$	(278)

Other	$0	$47	$	(47)
Total R&D	$36	$2,778		$(2,742)

R&D expenses as a percentage of the sum of R&D and General and Administration expenses	1%	51%		(50%)

The majority of the decrease in our R&D expenses for the three months ended February 28, 2009, when compared with the same period in 2008, resulted from our decision not to incur material expenditures to materially advance our products until our strategic options have been explored to the Board’s satisfaction.  During 2008, prior to our restructurings we were still incurring R&D expenses.

Program Costs

Program costs consist of direct and indirect costs.  Direct costs to support trials include expenses for clinical site fees, project management, study monitoring, site close out, data management and analysis, and technology support.  Indirect costs to support these programs consist of salaries and benefits for employees who support the Celacade program, employee termination costs, professional fees, and other support costs.

Program costs decreased in the three months ended February 28, 2009 compared to the same period in 2008, as a result of our decision not to incur material expenditures to materially advance our products until our strategic options have been explored to the Board’s satisfaction.  During 2008, prior to our restructuring, program costs for Celacade were incurred for the preparation of initial commercial launch of Celacade in Europe and for the planning of a study that was expected to support an application for regulatory approval of Celacade in the United States.

A summary of our past programs, on which expenses were incurred in prior periods, follows.

CELACADE Program

Our Celacade System was being developed to target the inflammation underlying chronic heart failure.  We are not planning any additional communications with the FDA regarding our Celacade program pending the outcome of our current strategic review process.

Celacade had received European Union (“E. U.”) regulatory approval as a medical device under the CE Mark.    As a result of our restructuring during the second quarter of 2008, we discontinued maintaining the infrastructure to support the quality systems necessary to support the CE Mark.  The CE Mark was suspended in 2008 and subsequent to year end we notified the appropriate authority that they will not be able to conduct a recertification audit; therefore the CE Mark was withdrawn.  We are not planning any additional communications surrounding the CE Mark pending the outcome of our current strategic review process.

During 2007, we completed a collaboration agreement (the “Agreement”) with Grupo Ferrer Internacional S.A. (“Ferrer”) to commercialize our Celacade technology for the treatment of chronic heart failure in certain countries of the E.U. and Latin America.  Based on a European sales forecast for Celacade provided to us by Ferrer in the second quarter of 2008, we determined that we could not financially justify maintaining an infrastructure to support E.U. commercialization.  As a result, we restructured our organization, which included a discontinuation of operational and financial support for European commercialization.  We expect that the Agreement with Ferrer will be terminated in fiscal 2009.

During the first quarter of 2009, we sold a United States patent application and its related foreign counterparts for US$0.4 million. This device-based intellectual property has not been used to date in the Celacade System; however, we have retained rights to this technology for any potential use as it relates to its Celacade System.

VP Series of Drugs Program

Our VP series of drugs was being developed to target inflammation underlying certain neurological conditions.  During the third quarter of 2008 and following an extensive review of our VP series of drugs program, we announced a significant reduction in activities and expenses associated with this program to further reduce our cash burn rate as we continue to explore strategic alternatives.

Preclinical Costs

Our preclinical research programs were focused on developing our VP series of drugs and on supporting our Celacade program.

Preclinical expenses consist of salaries and benefits for employees who support the preclinical activities, employee termination costs, costs to the medical institutions to whom our research is outsourced, professional fees, and other support costs.  Preclinical expenses have decreased in the three months ended February 28, 2009 compared to the same period in 2008, as a result of our decision not to incur material expenditures to significantly advance our products until our strategic options have been explored to the Board’s satisfaction.   During 2008, preclinical costs were incurred, prior to our restructuring, for work related to optimizing the manufacturability of VP025 and the VP series of drugs.

Intellectual Property Costs

Our research and development initiatives have resulted in the filing of numerous patent applications.  We own patents and patent applications relating to our products and technologies in the United States and other jurisdictions around the world.  Our intellectual property (“IP”) expenses primarily consist of fees paid to patent offices worldwide and to external patent counsel.  These costs are included in R&D expense and are expensed as incurred.  These costs are a result of advancing our patent protection into additional countries through filing international patent applications, and additional patent and trademark activities associated with protecting our existing technologies, as well as new discoveries and developments resulting from our research and development programs.

The costs for the quarter ended February 28, 2009 have decreased when compared with the costs for the same period in 2008.  The reduced patent costs are largely due to a combination of a greater proportion of the patent prosecution work being done in-house, patent applications maturing to patents, and implementing certain decisions with respect to our intellectual property portfolio resulting in the abandonment of various patents and patent applications.   These decisions were based on a qualitative assessments of numerous factors including, but not limited to, our cash resources, development timelines, evolving development plans for our products, evolving importance placed on jurisdictions of lesser economic value, whether the IP was core to a current product or originally filed to protect potential future or alternative versions of a current product, and the life of a patent relative to the potential timeframe for commercialization.

Nature and Treatment of Expenses

We expense R&D costs.  The majority of our research was outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined activities.

General and Administration

The changes in general and administration expenses, and their key components, for the three months ended February 29, 2009 and February 28, 2008 are reflected in the following table:

General and Administration expenses (in thousands of dollars)	2009	2008	Increase/ (Decrease)

Infrastructure and other support costs	$1,929	$2,019		$(90)

Insurance	$153	$189	$	(36)

Professional fees	$364	$473		$(109)

Total General and Administration expenses	$2,446	$2,681		$(235)

Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research and development, facility-related and information technology expenses for all employees, and restructuring costs.  These costs decreased in the three months ended February 28, 2009 when compared to the same periods in 2008. This cost reduction is primarily driven by the decrease in full-time employees to two as at February 28, 2009. There were 104 full-time employees as at February 28, 2008.  The decrease in infrastructure and other support costs has been significantly offset by restructuring costs.  Restructuring costs included in General and Administration expense for the three months ended February 28, 2009 were $1.1 million compared with Nil for the same period in 2008.  The termination of our CEO’s employment relationship during the first quarter of 2009 also triggered accelerated vesting for certain options that were outstanding at February 28, 2009 in accordance with the terms of his employment agreement.  The accounting consequence of accelerating the vesting of these options significantly contributed to the non-cash stock compensation expense of $0.4 million during the first quarter of 2009.  All of these options were significantly out of the money at February 28, 2009.  During the first quarter of 2009, we incurred salary expenses for those employees, including the CEO, who were impacted by the February 2009 restructuring, when we further reduced the number of full-time employees to two.  Certain of these employees were provided “working notice” for a defined period of time at the end of which they will be provided a lump sum severance.  The total lump sum severance remaining to be paid out with respect to these terminations amounts to $0.1 million.  The impact of the restructuring is expected to result in reduced expenses going forward.

Insurance costs decreased in the three months ended February 28, 2009 when compared to the same period in 2008, as a result of market conditions at renewal for liability insurance for our directors and officers, which impacted our insurance premiums on renewal.

Professional fees include expenses for legal, tax, accounting, and other specialized services, including those related to our ongoing strategic review.  These costs have decreased from the first quarter of 2008 mainly due to a decrease in accounting fees.  Accounting costs have decreased during the three months ended February 28, 2009 when compared to the same period in 2008 as additional costs to complete the Sarbanes-Oxley audit opinion on the effectiveness of internal control for 2007 were incurred during the first quarter of 2008.  Legal fees during the first quarter of 2009 mainly related to our ongoing strategic review.

Foreign Exchange

The foreign exchange gain or loss for the three months ended February 28, 2009 and February 29, 2008 is reflected in the following table:

Foreign Exchange (in thousands of dollars)	2009	2008	Increase/ (Decrease)

Foreign exchange loss (gain)	$(30)	$203	$(233)

We are holding U.S. dollars directly to make payments for operating expenditures denominated in U.S. dollars. At February 29, 2009, we held U.S. dollar denominated securities in the amount of US$0.9 million (see “Liquidity and Capital Resources” section).  As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay these U.S. dollar denominated expenses.

Our statement of operations includes a nominal foreign exchange gain for the three months ended February 28, 2009.  Our statement of operations includes a foreign exchange loss for the three months ended February 29, 2008 that arose as a result of the strengthening of the Canadian dollar, our functional currency, relative to the U.S. dollar, during this period.  The period-end conversion rate from the U.S. dollar to the Canadian dollar for February 28, 2008 was 0.9844, compared to the conversion rate for November 30, 2007 of 1.000.

Investment Income

Investment income for the three months ended February 28, 2009 and February 29, 2008 is reflected in the following table:

Investment Income (in thousands of dollars)	2009	2008	Decrease

Investment income	$24	$342	$(318)

Investment income for the three months ended February 28, 2009 was lower compared with the same period in 2008 primarily as a result of a lower average amount of cash and equivalents and lower rates of returns on our investments.

Loss and Comprehensive Loss

The loss for the three months ended February 28, 2009 and February 29, 2008 is reflected in the following table:

Loss (in thousands of dollars, except per-share amounts)	2009	2008	Decrease

Loss	$1,941	$5,320	$(3,379)

Loss per share	$0.09	$0.24	$(0.15)

The loss for the three months ended February 28, 2009 has decreased when compared with the same period in 2008.  This decrease is the result of a significant reduction in the number of employees and a decision not to incur material expenditures to advance our products during the Company’s ongoing strategic review process.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following table presents unaudited selected financial data for each of the last eight quarters ended February 29, 2008:

	Loss for the period	Basic and diluted	Foreign exchange
	(000’s )	loss per share	gain/(loss) (000’s)
February 28, 2009	$(1,941)	$(0.09)	$30
November 30, 2008	$(750)	$(0.03)	$111
August 31, 2008	$(2,586)	$(0.12)	$59
May 31, 2008	$(7,418)	$(0.33)	$338
February 29, 2008	$(5,320)	$(0.24)	$(203)
November 30, 2007	$(6,058)	$(0.27)	$(777)
August 31, 2007	$(5,347)	$(0.24)	$(242)
May 31, 2007	$(9,694)	$(0.54)	$(1,092)

First Quarter

R&D and general and administration expense for the first quarter of 2009 were $2.5 million, compared with $0.9 million in the fourth quarter of 2008.  The loss in the first quarter of 2009 has increased compared to the loss in the fourth quarter of 2008 as a result of restructuring costs of $1.1 million.   No such costs were incurred during the fourth quarter of 2008.  The termination of our CEO’s employment relationship during the first quarter of 2009 also triggered accelerated vesting for certain options that were outstanding at February 28, 2009 in accordance with the terms of his employment agreement.  The accounting consequence of accelerating the vesting of these options significantly contributed to the non-cash stock compensation expense of $0.4 million during the first quarter of 2009 compared with $0.1 million during the fourth quarter of 2008.  All of these options were significantly out of the money at February 28, 2009.  The loss for the first quarter of 2009 was also impacted by the gain on the sale of a United States patent application and its related foreign counterparts of $0.5 million (US$0.4 million).

The loss in the fourth quarter of 2008 has decreased compared to the loss in the third quarter of 2008 as a result of reduced operating costs resulting from our two restructurings.  During the third quarter of 2008, as a result of our restructuring announced on July 3, 2008, we incurred restructuring costs of $0.8 million. No such costs were incurred during the fourth quarter of 2008.

The loss in the third quarter of 2008 was less than the loss in the second quarter of 2008 as a result of restructuring costs and the non-cash provision taken against our clinical supplies, which were expensed during the second quarter as a result of our restructuring (announced on April 14, 2008). R&D and general and administration expense for the third quarter was $2.7 million, compared with $7.8 million in the second quarter.

Prior to the restructuring that occurred in the second quarter of 2008, our R&D and general and administration expenses for the previous three quarters had been comparable; therefore, changes to our losses for the period had been impacted by foreign exchange losses and interest income.  The loss in the second quarter of 2007 was higher as a result of restructuring costs, which were expensed during that period. The operations of our Company are not subject to any material seasonality or cyclicality factors.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily from public and private sales of equity, the issuance of senior convertible notes, the exercise of warrants and stock options, and interest on funds held for future investments.  Other than interest on our investments, we did not receive funds from any of these activities during the quarter ended February 28, 2009.

On April 24, 2008, we received a letter from the Listing Qualifications Department of The NASDAQ Stock Market indicating that the minimum closing bid price of our common stock had fallen below US$1.00 for 30 consecutive trading days, and therefore, we were not in compliance with Marketplace Rule 4310(c)(4) (the “Minimum Bid Price Rule”). In accordance with the NASDAQ Marketplace Rule 4310(c)(8)(D), we were provided a compliance period of 180 calendar days, or until October 21, 2008, to regain compliance with this requirement. In October 2008 the NASDAQ Stock Market suspended the enforcement of the Minimum Bid Price Rule requiring a minimum US$1.00 closing price until January 20, 2009. The suspension was to remain in effect through January 19, 2009 and the original rules were to be reinstated on January 20, 2009.  Subsequently, on December 9, 2008, the Nasdaq extended this suspension. Accordingly, the NASDAQ indicated that it will not take action to delist any security, including our common shares, for a violation of the minimum bid price rule during the suspension, which has now been extended until April 20, 2009.  Subsequent to quarter end, on March 25, 2009, the Nasdaq further extended this suspension. Accordingly, the NASDAQ indicated that it will not take action to delist any security, including our common shares, for a violation of the minimum bid price rule during the suspension, which has now been extended until July 20, 2009.

If we are unable to comply with the Minimum Bid Price Rule by July 20, 2009, but we meet the NASDAQ Capital Market’s initial listing criteria, other than the initial listing bid price requirement, the NASDAQ will provide us an additional 180 calendar days to meet the minimum bid price requirement.  Currently, irrespective of the minimum bid price requirement, we do not meet the initial listing criteria of the NASDAQ Capital Market.  Given our recent share price of US$0.15 as of April 9, 2009, it is very unlikely that we will be in compliance with the NASDAQ’s minimum closing bid price by July 20, 2009.  If we receive another notice from the NASDAQ that our shares are subject to delisting from the NASDAQ Capital Market, we may request a hearing before a NASDAQ Listing Qualifications Panel (the “Panel”) to review the NASDAQ’s determination.  A hearing request will stay the delisting of our common shares, pending the decision of the Panel, allowing our common shares to continue to be listed on the NASDAQ Capital Market.  We expect that any discussions with the NASDAQ regarding our plans for regaining compliance will be impacted by the strategic initiatives that we are currently exploring, but there can be no assurance that the Panel will grant a request for continued listing on the NASDAQ Capital Market.  If we do not request a hearing, our common shares could be delisted from the NASDAQ Capital Market.

If our common shares are delisted from the NASDAQ Capital Market, it will likely materially impair our ability to obtain financing in the future.

As at February 28, 2009, the total number of common shares outstanding was 22.5 million compared with 22.4 million as at November 30, 3008.  The number of employee stock options outstanding at February 28, 2009 is 0.9 million.  The options are exercisable on a one-to-one basis for common shares.  The number of warrants outstanding at February 28, 2009 was 6.5 million. The conversion rate of the warrants is on a one-to-one basis for common shares, excluding 0.5 million warrants that have been issued to the note holders, which are now convertible into common shares at a rate of approximately 2.2 common shares for one warrant.  All outstanding options and warrants are currently out of the money.  The weighted average exercise price of the outstanding options is $10.02, while the exercise prices of the warrants range from US$3.16 to US$14.05.

As at April 9, 2009, we have 22.5 million common shares outstanding; 0.9 million options to purchase common shares outstanding; and 6.5 million warrants to purchase 7.1 million common shares.

At February 28, 2009, our cash and cash equivalents totaled $7.3 million, compared with $8.6 million at November 30, 2008.  The decrease is a result of the cash used in operations during the period ended February 28, 2009, which was partially offset by funds from the sale of a United States patent application and its related foreign counterparts for US$0.4 million.  We invest our cash resources in liquid government and corporate debt instruments having a single “A” credit rating or greater.  We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments. We currently hold our cash resources in investments issued by major Canadian governments or financial institutions.

We are exposed to changes in foreign exchange rates between the Canadian and U.S. dollars, which could affect the value of our cash and cash equivalents.  At February 28, 2009, we held U.S. dollar denominated securities in the amount of US$0.9 million.  As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay U.S. dollar denominated expenses.

Our net cash used in operating activities for the three months ended February 28, 2009, was $1.8 million, compared with $3.4 million for the same period in 2008.  Our net cash used in operations included restructuring costs for the three months ended February 28, 2009 of $1.1 million compared with nil for the same period in 2008.   Our net cash provided by investing activities included funds from the sale of a United States patent application and its related foreign counterparts of $0.5 million (US$0.4 million) compared with Nil, for the same period in 2008.

Our ability to continue as a going concern is dependent upon our ability to identify and complete a sale, merger, acquisition, or alternative strategic transaction and/or secure additional funds.  Potential sources of capital are limited but may include equity or debt financings, or payments from potential strategic partners, as well as other financing opportunities.  The availability of financing will be affected by a sale, merger, acquisition, or alternative strategic transaction, the state of the economy and capital markets generally (including with reference to biotechnology companies), the liquidity of our common shares and the status of our listing on the NASDAQ market and the TSX, strategic alliance agreements, and other relevant commercial considerations. The current economic conditions may make the availability of debt or equity financing scarce.  Our cash outflows are currently expected to consist primarily of payroll costs, insurance, public company expenses, and potential expenses related to the outcome of the ongoing strategic review process.  Additional disclosure regarding our ability to continue as a going concern is included in Note 1 to our unaudited interim consolidated financial statements for the period ended February 28, 2009.  If we cannot complete a sale, merger, acquisition, or alternative strategic transaction, secure additional financing, or if we cannot secure additional financing on terms that would be acceptable to us, we will have to consider other possibilities which may include, out-licensing assets, completing asset divestitures, winding up, dissolving, or liquidating  the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the annual consolidated financial statements.  Critical accounting estimates include the amount of development expenditures expensed as opposed to capitalized; the fair value of options and common share purchase warrants; the testing for recoverability of long-lived assets; the allocation of proceeds on the issuance of senior convertible notes between liabilities and equity; and the income tax valuation allowance.

We expense research costs as they are incurred.  Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization.  We have not capitalized any such development costs to date.  We had previously capitalized amounts related to our clinical supplies inventory.  As a result of our restructuring during the second quarter of 2008, we believe that the value of our clinical supplies is not recoverable.

We periodically review the useful lives and the carrying values of our long-lived assets.  We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired.  An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.  As a result of our restructuring, we believe that the value of our long-lived assets that support Celacade is not recoverable.

We have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits.  In view of our history of net losses and expected future losses, we are of the opinion that it is unlikely that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income tax assets or liabilities are recorded on the balance sheets.  Tax credits recoverable on the balance sheet include the Ontario Innovation Tax Credit, the Goods and Services Tax Credits, and other recoverable tax amounts.

Accounting Policy Changes

Effective December 1, 2008, we adopted the recommendations of ‘The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3031, Inventories (“Section 3031”).  This new standard supersedes existing guidance on inventories in Section 3030, Inventories. This standard introduces significant changes to the measurement and disclosure of inventory. The adoption of this standard did not have an impact on our financial disclosures as currently we have no inventory recorded in our unaudited interim consolidated financial statements.

Effective December 1, 2008, we adopted the recommendations of CICA Handbook Section 1400, General Standards of Financial Statement Presentation (“Section 1400”). This amended standard changed the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern.  Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates.  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.

The adoption of this standard did not have an impact on our financial disclosures as we have disclosed our assessment of uncertainties affecting the going concern assumption in Note 1 to our unaudited interim consolidated financial statements.

Effective December 1, 2008, we adopted the recommendations of CICA Handbook Section 3064, Goodwill and Intangible Assets (“CICA 3064”).   This new standard replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.

The adoption of this standard did not have an impact on our financial disclosures as currently we have no goodwill or intangible assets recorded in our unaudited interim consolidated financial statements.

Recent Accounting Pronouncements Issued But Not Yet Adopted

Business combinations
In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.

This standard is effective for business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. We are currently assessing the impact this standard will have on its financial position and results of operations.

Consolidated financial statements
In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company on December 1, 2011. Earlier adoption is permitted. We are currently assessing the impact this standard will have on its financial position and results of operations.

Non-controlling interests
In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting for non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on December 1, 2011. We are currently assessing the impact this standard will have on its financial position and results of operations.

International Financial Reporting Standards
In February 2008, the CICA’s Accounting Standards Board confirmed its strategy of replacing Canadian GAAP with International Financial Reporting Standards (“IFRS”) for Canadian publicly accountable enterprises. These new standards will be effective for the Company's interim and annual financial statements commencing December 1, 2011. The Company is assessing the impact of the transition to IFRS on its financial statements.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We have no debt, guarantees, off-balance sheet arrangements, or capital lease obligations. Other long-term obligations are discussed below.

Contractual Obligations

Our contractual obligations as of February 28, 2009 are as follows:

Contractual Obligations (in thousands of dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years

Operating lease obligations	$47	$47	nil	nil	nil

We have granted royalties to arm’s-length third parties based on gross amounts receivable by us from future commercial sales of our Celacade technology, aggregating 1.5% on all sales, to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of this technology, to a maximum royalty of $5.0 million per annum.  To date, no royalties are due and/or payable.

RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

There are no related party transactions or interests of management in material transactions.

RISKS AND UNCERTAINTIES

If we do not complete a sale, merger, acquisition, or alternative strategic transaction, we will have to consider other possibilities which may include, seeking to out-license assets, completing asset divestitures, winding up, dissolving or liquidating the Company.  We may endeavor to secure additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, the issuance of new share capital, and new debt, as well as through other financing opportunities including seeking to in- or out-license assets, and potential asset acquisitions or divestitures. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms.  Currently, irrespective of the minimum bid price requirement, we do not meet the listing criteria of the NASDAQ Capital Market.  Failure to maintain the applicable listing requirements of the TSX could also result in our common shares being delisted from the TSX.  If our common shares are delisted from the NASDAQ Capital Market or TSX, it will likely materially impair our ability to obtain financing in the future.

We set goals for and make public statements regarding timing for the completion of objectives material to our success.  If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our Annual Information Form and our Form 20-F, and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our ability to continue as a going concern is dependent upon our ability to identify and complete a sale, merger, acquisition, or alternative strategic transaction and/or secure additional funds.  Potential sources of capital are limited but may include equity or debt financings, or payments from potential strategic partners, as well as other financing opportunities.  The availability of financing will be affected by a sale, merger, acquisition or alternative strategic transaction, the state of the economy and capital markets generally (including with reference to biotechnology companies), the liquidity of our common shares and the status of our listing on the NASDAQ market and the TSX, strategic alliance agreements, and other relevant commercial considerations. The current economic conditions may make the availability of debt or equity financing scarce.  Our cash outflows are currently expected to consist primarily of payroll costs, insurance, intellectual property expenses, public company expenses, and potential expenses related to the outcome of the ongoing strategic review process.  Additional disclosure regarding our ability to continue as a going concern is included in Note 1 to our unaudited interim financial statements for the period ended February 28, 2009.  If we cannot complete a sale, merger, acquisition or alternative strategic transaction, secure additional financing, or if we cannot secure additional financing on terms that would be acceptable to us, we will have to consider other possibilities which may include, out-licensing assets, completing asset divestitures, winding up, dissolving or liquidating the Company.  See “Liquidity and Capital Resources.”

Additional information relating to us, including our Annual Information Form, is accessible on our website, www.vasogen.com, and on SEDAR and EDGAR.